UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission File Number 000-53776

Man Sang International (B.V.I.) Limited

(Translation of registrant’s name into English)

Suite 2208, 22/F Sun Life Tower,

The Gateway, 15 Canton Road,

Tsimshatsui, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Entry into a Material Definitive Agreement.

On February 19, 2010, Man Sang International (B.V.I.) Limited, a company organized and existing under the laws of the British Virgin Islands (“MSBVI”), Creative Gains Limited, a company organized and existing under the laws of the British Virgin Islands and a wholly-owned subsidiary of MSBVI (“Merger Sub”), China-Metro Rural Limited, a company organized and existing under the laws of the Cayman Islands (“China Metro”), and Sio Kam Seng, as the representative of the shareholders of China Metro, entered into an Agreement and Plan of Merger (the “Merger Agreement”). Upon the terms and subject to the conditions contained in the Merger Agreement, Merger Sub will merge with and into China Metro (the “Merger”), with China Metro surviving the Merger as a wholly-owned subsidiary of MSBVI. Subject to satisfaction of the closing conditions, MSBVI and China Metro currently expect to complete the Merger by March 31, 2010.

At the effective time of the Merger (the “Effective Time”), each outstanding ordinary share of China Metro will be converted into the right to receive approximately 574,432 MSBVI ordinary shares, subject to adjustment for any reclassification, share split, reverse share split, share dividend, recapitalization or other similar transaction with respect to MSBVI’s ordinary shares or any share dividend with respect to MSBVI’s ordinary shares that occurs between the execution of the Merger Agreement and the Effective Time.

Following the close of the transaction, Mr. Cheng Chung Hing, Ricky, MSBVI’s current Chairman, President and Chief Executive Officer, will be the Chairman and President of MSBVI and Mr. Sio Kam Seng, China Metro’s current Chairman and Director, will become Vice Chairman of the board of directors and Chief Executive Officer of MSBVI. In addition, Ms. Leung Wai Yan will join the board of directors of MSBVI. Finally, Mr. Lung Hei Man, Alex, China Metro’s financial controller, will become MSBVI’s Deputy Chief Financial Officer. The remaining members of the management team for MSBVI will be comprised of executives from each organization.

The Merger Agreement contains customary covenants of MSBVI and China Metro, including, among others, a covenant by China Metro to conduct its business and operations in the ordinary course during the interim period between the execution of the Merger Agreement and the Effective Time and not to engage in certain kinds of transactions or take certain actions during such period.

Consummation of the Merger is subject to conditions, including, among others, (i) the absence of any law or order prohibiting the closing, (ii) the accuracy of the representations and warranties of the other party at the time of execution of the Merger Agreement (some of which are subject to an overall material adverse effect qualification), (iii) compliance in all material respects by the other party with its covenants and obligations, (iv) the approval for listing on the NYSE Amex the ordinary shares of MSBVI that will be issued in the Merger, (v) the completion of the redomiciliation of China Metro from the Cayman Islands to the British Virgin Islands, and (vi) the adoption of the Merger Agreement and approval of the Merger by the shareholders of each of MSBVI and China Metro. In connection with seeking such shareholder approval, the independent members of the board of directors of MSBVI have adopted a resolution recommending that its shareholders adopt the Merger Agreement and approve the Merger, and MSBVI has agreed to hold a special shareholder meeting to consider and vote upon the Merger Agreement and the transactions contemplated thereby.

The Merger Agreement contains certain termination rights for both MSBVI and China Metro, including, among others, the right of MSBVI to terminate the agreement if China Metro provides MSBVI with notice of (i) any actual or threatened taking by exercise of the right of eminent domain (whether temporary or permanent and whether by deed in lieu of condemnation) of any part of its or its subsidiaries’ real property, or (ii) any loss, damage or destruction to the assets or properties of China Metro or any of its subsidiaries (including China Metro’s or its subsidiaries’ real property or the improvements thereon) resulting in losses of $100,000 or greater.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE U.S. SECURITIES AND

EXCHANGE COMMISSION

In connection with the proposed Merger of Merger Sub and China Metro pursuant to the Merger Agreement, MSBVI will file with the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K, which will include a notice of a special meeting at which MSBVI’s shareholders will be asked to, among other things, adopt the Merger Agreement and approve the Merger, and a proxy statement of MSBVI and other relevant materials in connection with the proposed transactions. MSBVI expects to file the Form 6-K with the SEC on or about February 26, 2010 and mail the notice of a special meeting and proxy statement to its shareholders on or about March 2, 2010. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which will be included in the proxy statement. MSBVI’s shareholders are urged to read the proxy statement, when it becomes available, because it will contain important information about MSBVI, China Metro and the proposed transactions. The proxy statement and other relevant materials (when they become available), and any and all documents filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. Free copies of the documents filed with the SEC by MSBVI will be available on the investor relations portion of MSBVI’s website at http://www.man-sang.com.

The Merger Agreement contains representations, warranties and covenants that MSBVI and China Metro made to each other as of specific dates. The assertions embodied in those representations, warranties and covenants were made solely for purposes of the Merger Agreement between MSBVI and China Metro and may be subject to important qualifications and limitations agreed to by MSBVI and China Metro in connection with negotiating its terms, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to investors or security holders, or may have been used for the purpose of allocating risk between MSBVI and China Metro rather than establishing matters as facts. In addition, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in MSBVI’s public disclosures. For the foregoing reasons, no person should rely on the representations and warranties as statements of factual information at the time they were made or otherwise.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTIONS.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between MSBVI and China Metro, including, without limitation, the expected timetable for completing the transaction, statements related to the anticipated consummation of the proposed Merger of Merger Sub and China Metro pursuant to the Merger Agreement, management of MSBVI following completion of the transaction and any other statements regarding future expectations, beliefs, goals, plans, prospects or intentions constitute “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in connection with the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “continues,” “plans,” “expects,” “may,” “will,” “would,” “could,” “intends,” “estimates” and similar expressions or variations) should also be considered to be forward-looking statements. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause MSBVI’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability of each of MSBVI and China Metro to satisfy the closing conditions and consummate the transaction, including obtaining the approval of the transaction by MSBVI’s and China Metro’s respective shareholders; the risk that the businesses may not be integrated successfully; the risk that the transaction may involve unexpected costs or unexpected liabilities; the risk that synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that disruptions from the transaction make it more difficult to maintain relationships with customers, employees or suppliers; and the other risks set forth in MSBVI’s Registration Statement on Form F-4 (File No. 333-160777) filed with the SEC on July 24, 2009, as amended by Amendment No. 1 to the Registration Statement on Form F-4 filed with the SEC on July 31, 2009, as well as the other factors described in the filings that MSBVI makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, MSBVI’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of MSBVI as of the date of this document. MSBVI anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while MSBVI may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so. The forward-looking statements of MSBVI do not reflect the potential impact of any future dispositions or strategic transactions, including the Merger, that may be undertaken. These forward-looking statements should not be relied upon as representing MSBVI’s views as of any date after the date of this document.

On February 19, 2010, MSBVI issued a press release announcing, among other things, the execution of the Merger Agreement. A copy of the press release is attached to this Form 6-K and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2010	MAN SANG INTERNATIONAL (B.V.I.) LIMITED

	By:	/s/ Cheng Chung Hing, Ricky
CHENG Chung Hing, Ricky Chairman of the Board

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release, dated February 19, 2010, announcing execution of merger agreement.